Exhibit 77(i)

Terms of New or Amended Securities

At meetings held on August 5, 2010, September 30, 2010, and March 3, 2011, the Boards of Directors/Trustees of the ING Funds considered, ratified and/or approved the establishment of the ING Emerging Markets High Dividend Equity Fund, a closed-end mutual fund. The Boards also approved the plans, agreements, and other routine matters with respect to the establishment of the Fund. The Fund launched on April 29, 2011.